November 20, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

ATTENTION:	Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

AND:	Ryan Rohn
Staff Accountant
Division of Corporation Finance
Ladies & Gentlemen:

Re:	Waste Services, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 6, 2007
Form 8-K/A#1
Filed May 31, 2007
Form 10-Q for the Quarterly Period ended June 30, 2007
Filed July 26, 2007
Form 8-K/A#2
Filed September 10, 2007
File No. 000-25955
Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated November 7, 2007 (the “Comment Letter”). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response.
Form 8-K filed May 31, 2007 and September 10, 2007
1.	We have reviewed your response to our prior comment 4. The exclusion of interest income from the significance test does not appear consistent with the guidance in Article 3-05 of Regulation S-X. Further, it appears that the interest income relates to South Florida Market’s historical investment of excess cash flows so it is unclear how such exclusion can be based on an expectation that the excess cash flows and interest thereon will not recur. As previously requested, please revise the form 8-K to include two years of audited financial statements.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
November 20, 2007

We believe the exclusion of the inter-company interest income from the significance test is consistent with the guidance in Article 3-05 for the following reasons: (i) The interest income was earned on the inter-company receivable of $38.0 million which is a historical balance that has been accumulated over time since Allied’s acquisition of these operations in 1997. As we expect to invest in the market through the additional purchase of capital equipment, we do not expect to generate or build such a level of excess cash flows. (ii) We did not acquire the particular inter-company relationship or agreement between the subsidiary and its parent which allowed the subsidiary to earn 6% on only its due from Parent balance and not on the entire parent / subsidiary relationship. Such interest income is not part of the normal operations of the company and is not reflected in the operating statements of the company used to value the acquisition. Therefore, even if inter-company interest income on a due from parent balance were included, it would be on a significantly lower base than activity in the due from parent accumulated since the 1997 acquisition, and would result in significantly less than $4.5 million in interest income, which would result in a significance test result of less than 40%.
June 29, 2007 Transaction
2.	We note the $18,471,100 discounted cash flow valuation included in Exhibit A. In calculating the debt free cash flow amounts, please clarify for us why “blended income taxes” are deducted from the cash flow estimates given that the company does not pay U.S. income taxes and has over $100 million of unused NOL’s. It is not clear how the existence of income tax payments was deemed a reasonable assumption in estimating the incremental future cash flows that Waste Services Inc. will receive as a result of the acquisition. It appears that the assumed income taxes caused an approximate $10 million reduction in net present value.
Since cash flow estimates incorporate only the assumptions that a market place participant would use, we believe that including a synergy, net operating loss carry-forwards, specific only to us is inconsistent with the concepts of measuring fair value. With respect to “market participant” assumptions, paragraph 1.1.16 of the AICPA Practice Aid regarding valuations states: “For purposes of assigning cost to the assets acquired in accordance with FASB Statement No. 141, the amount of the purchase price allocated to an acquired intangible asset would not include any entity-specific synergistic value.” We also believe we are consistent with the provisions of SFAS 141 paragraph B174 and Concepts Statement 7 paragraphs 32 and 33.
3.	The data on page 11 of the September 30, 2007, Form 10-Q shows that the identified intangibles recognized on this transaction are disproportionately lower than the identified intangibles recognized on the 3/07 South Florida Markets acquisition. Please clarify for us the reason for this disparity. In this regard, section 4.11 of the 6/29/07 purchase agreement identifies specific permits and intangibles.
The primary reason for the larger intangible value for the South Florida Market assets is due to a large customer base and relationship for commercial and residential collection, recycling and processing for the entire county of Miami-Dade. No such customer relationship exists with the WCA acquired assets or customers, which are primarily residential and commercial contractors. Although we are still acquiring information regarding intangibles, the primary permit acquired is the permit to receive Class III waste at the transfer station site. We believe that transfer station permits, which renew in ordinary course without substantial cost, are a “renewable intangible assets” for which a marketplace participant assumes renewal or extension, regardless of whether the permit has explicit provisions that enable renewal or extension and have indefinite lives. Therefore, once valuation is complete we will record a separate intangible asset for the fair value of the permit as part of our final purchase price allocation.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
November 20, 2007

Other ordinary course business operating licenses such as annual business licenses, building occupation permits, vehicle licenses and registrations, that renew annually, were deemed to have little value. There were no specific market franchise agreements acquired and no specific trade names or trade marks that enhanced value in the marketplace. Additionally, we are in the process of re-branding the assets under our WSI of Florida trade name.
4.	The existing disclosure infers that the $12 million loss on disposition would have been avoided if management had instead paid for the WCA Florida business using different consideration i.e. cash, debt or equity securities. Given the materiality of the loss to 2007 operating results, please tell us and revise MD&A in future filings to explain to investors why management decided to sell the $46 million Texas business for $34 million instead of using a different form of consideration.
We used the Texas assets as consideration in the transaction with WCA because we believe WCA needed established disposal capacity in the Houston, Texas marketplace. Structuring the transaction as an asset swap with cash allowed us to retire debt and de-leverage while also acquiring assets and density in a market where we already had significant operations. Had we used debt to finance the acquisition we would have increased our leverage as well as our cash interest expense. We believe the transaction as structured can create greater long-term shareholder value. We will reflect these comments in future filings.
Form 10-Q for the Quarterly Period ended September 30, 2007
      Income Taxes
5.	We note that the 9/30/07 income tax provision comprises 100% of reported loss from continuing operations. In order for readers to better understand the company’s complicated income tax accounting and liquidity implications, please clarify the following issues in MD&A in future filings: the portion of the total income tax provision that is comprised of the US deferred tax expense precipitated by the goodwill deduction claimed on the US tax return; whether management expects this dollar amount to be generally consistent with the amounts that will be recorded in the next 12 months; whether US deferred tax expense from the goodwill deduction will continue to be recorded over the next 15 years absent a change in circumstances; whether this deferred tax expense recognition occurs regardless of the US taxable income (loss) generated in the period; whether the company has been required to pay US income taxes during the periods presented; whether the company expects to pay US income taxes in the next 12 months; the correlation between the Canadian current and deferred tax provision with the Canadian earnings data presented in the SFAS 131 footnote.
     We will reflect these comments in future filings.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
November 20, 2007

In addition, should you have any questions regarding this letter or our responses to your comments, please contact either Ed Johnson, Executive Vice President and Chief Financial Officer or Brian Goebel, Vice President and Chief Accounting Officer at 561-237-3400.
Yours truly,
WASTE SERVICES, INC.
/s/ Edwin D. Johnson
Edwin D. Johnson
Executive Vice President and Chief Financial Officer
EDJ/dmc